Exhibit 99.3

ARCHER -Allis-Chalmers, a material subsidiary of Archer, discloses a restatement of its 2010 financial statements

Hamilton, Bermuda (July 28, 2011)

Allis-Chalmers Energy Inc., a material subsidiary of Archer, announced yesterday a restatement of its financial statements for the year ended December 2010, to record a valuation allowance for its deferred tax assets. The company expects that this restatement will lead to a revision of its preliminary purchase accounting related to the merger with Allis-Chalmers, increasing Archer's goodwill by approximately $ 37 million and reducing its deferred tax assets accordingly. As mentioned in our first quarter 2011 financial statements, the allocation of the purchase price of Allis-Chalmers has been based upon preliminary fair values studies. The estimates and assumptions used are still subject to change upon management's review of the final valuations

"The accounting treatment for deferred income tax assets is complex and requires a great deal of judgment," noted Jorgen-Peter Rasmussen, Archer Chief Executive Officer. "While it is unfortunate to have to amend previously announced financial results for our subsidiary Allis-Chalmers, it is important to note that this correction involves creating a non-cash income tax valuation allowance in a period prior to the merger of Allis-Chalmers and Archer (formerly known as Seawell). Although this entry will trigger an adjustment to Archer's purchase accounting for the acquisition of Allis-Chalmers, we believe that the combined entities will be able to recover part if not all of the accumulated prior year losses."

Additional information regarding the restatement is included in a Form 8-K being filed by Allis-Chalmers with the U.S. Securities and Exchange Commission under http://www.sec.gov/cgi-bin/browse-edgar?action=getcurrent

For further information, please contact:

Christoph Bausch,
CFO - Archer Management Limited, Phone +44 207 5901599

Lars Bethuelsen,
SVP Investor Relations - Archer Management AS, Phone: +47 51 30 80 00

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)